June 23, 2011
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Cecilia Blye, Chief, Office of Global Security Risk

Re:	Robbins & Myers, Inc. Form 10-K for the Fiscal Year Ended August 31, 2010 Filed October 26, 2010 File No. 001-13651
Dear Ms. Blye:
This letter sets forth below the detailed responses of Robbins & Myers, Inc. (the “Company”) to the comments of the staff of the Commission in its letter to the Company dated June 9, 2011 with respect to the above-referenced Form 10-K of the Company (the “Filing”). In responding to the Staff’s comments, we have utilized the headings and numbering system in the Staff’s letter and set forth the Staff’s comment immediately prior to our response. This letter has been filed with the Commission as correspondence through EDGAR.
General
1:	We note that your subsidiary Chemineer’s website provides e-mail addresses and business units under its Worldwide Sales Office locator section for contact information for Cuba, Iran, Syria and Sudan. We note also that your Code of Business Conduct, filed as Exhibit 14.1 to your Form 10-K for the fiscal year ended August 31, 2006, allows the shipment or export of certain goods to Iran, Syria, Sudan and other embargoed countries. Iran, Syria, Sudan and Cuba are identified by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure about business contacts with these countries. Please describe to us the nature and extent of your past, current, and anticipated contracts with Iran, Syria, Sudan and Cuba, if any, whether through subsidiaries or other direct or indirect arrangements. Your response should describe any services or products you have provided to Iran, Syria, Sudan or Cuba, and any agreements, commercial arrangements, or other contacts you have had with the governments of Iran, Syria, Sudan or Cuba, or entities controlled by these governments.
Response:	When creating Chemineer’s website, the third-party website developer did not limit the list of countries in the “drop down” locator selector to those in which Chemineer conducts business and instead, listed all countries, including Cuba, Iran, Syria and Sudan. Chemineer does not currently have and has never had a sales office in Cuba, Iran, Syria or Sudan. Upon receipt of your letter, Chemineer instructed its website developer to remove these countries from the drop down list on Chemineer website.

The Company’s Code of Business Conduct that was filed as Exhibit 14.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended August 31, 2006 prohibited the shipment or export of certain goods to Iran, Syria, and Sudan except for “sales of products, components or services for application in the energy recovery or healthcare markets that are permitted under applicable U.S. and foreign laws and made in accordance with written audit procedures approved by the Company’s General Counsel.” Historically, the Company’s Belgian subsidiary manufactured and shipped two products — rotors and stators, which are oil drilling components — to locations in Iran, Syria and Sudan for an energy services customer. No such shipments have been made to locations in Iran, Syria or Sudan for any customer (or to those governments or entities controlled by those governments) from that subsidiary since April 2007, September 2006, and May 2008, respectively. The Company believes that with the exception of a small number of stator shipments sent from the Belgian subsidiary to the energy services customer in Syria, all such shipments were made in accordance with then-applicable export laws and regulations of the United States and abroad. Please see the Company’s Quarterly Report on Form 10-Q for the quarter ended February 28, 2011 for disclosure regarding a pending investigation with respect to these historical shipments. The Company, directly or through its subsidiaries or other direct or indirect arrangements, does not anticipate entering into any contracts with Iran, Syria, Sudan, or Cuba.
Although the Company’s current Code of Business Conduct contains language similar to the language quoted above from the Company’s Code of Business Conduct filed as Exhibit 14.1 to the Company’s Form 10-K for the fiscal year ended August 31, 2006, the Company’s current Code of Business Conduct also provides that “[n]o export of goods, technology or services may be made to Cuba, Iran, or North Korea under any circumstances.” In addition, there are currently no written audit procedures permitting shipments to any country identified by OFAC as an “embargoed country.” As permitted by Section 406 of Regulation S-K, the Company’s current Code of Conduct is posted on the Company’s website at www.robn.com.
The Company does not have any agreements, commercial arrangements, or other contacts with the governments of Iran, Syria, Sudan or Cuba or entities controlled by the governments of such countries. To the best of the Company’s knowledge and belief, the Company has never had any agreements, commercial arrangements, or other contracts with the governments of Iran, Syria, Sudan or Cuba or entities controlled by the governments of such countries, which were not in accordance with then-applicable laws and regulations.
The Company is committed to ensuring strict compliance with its policies and applicable laws and regulations of the United States and other countries in which the Company and its subsidiaries operate, and has allocated and continues to allocate significant resources to ensure such compliance. The Company’s compliance program includes the following:
1.	Annual Certification of our Code of Business Conduct and Related Training. The Company requires annual certifications of its Code of Business Conduct by approximately 950 of its approximately 3,200 employees. The remaining approximately 2,250 employees are primarily production workers who are made aware of the Code of Business Conduct, but are not required to certify on an annual basis. In addition, the Company requires that each employee certifying the Code of Business Conduct complete an on-line training course regarding the Code of Business Conduct.
2.	Export Compliance Subcommittee of our Corporate Compliance Committee. Several years ago, the Company formed an Export Compliance Subcommittee, which is a subcommittee of the Company’s Corporate Compliance Committee. The Subcommittee oversees compliance with export laws of the United States and abroad and meets quarterly to discuss the compliance program.
3.	Export compliance manuals. The Company has implemented export compliance manuals for its locations worldwide. In addition, it provides training for all applicable personnel responsible for export compliance.
4.	Denied party software. The Company licenses certain software to assist in ensuring compliance with denied party requirements. The appropriate personnel are being trained to filter customer information through the denied party software.
5.	On-line training. The Company has contracted with a third-party (LRN) to provide on-line training courses. At least once annually, the Company requires approximately 950 of its employees to complete a course on export laws.
2.	Please discuss the materiality of your contacts with Iran, Syria, Sudan and Cuba described in response to the foregoing comment and whether those comments constitute a material investment of risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S. — designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.
The Company has internal compliance procedures in place to ensure that it does not ship to Iran, Syria, Sudan or Cuba. The Company’s internal review in connection with the response to this letter confirmed that it has not shipped any goods or provided any services directly or through any subsidiary to Iran, Syria, Sudan or Cuba in the last three fiscal years or the subsequent interim period. As a result, there is no material undisclosed investment risk for the Company’s security holders.

* * * * *
In connection with this response, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If this response is satisfactory or if you have additional comments, please advise the undersigned at (937) 458-6635.
ROBBINS & MYERS, INC.
By      /s/ Christopher M. Hix
     Name: Christopher M. Hix
     Title: Vice President and Chief Financial Officer